Exhibit 99.2

Provisional Notice of the End Result

of the public tender offer by

Impulsora de Marcas e Intangibles, S.A. de C.V., Monterrey, Mexico

(a wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.)

for all publicly held registered shares with a nominal value of CHF 1.00 each of

Valora Holding Ltd., Muttenz, Switzerland

On July 26, 2022, Impulsora de Marcas e Intangibles, S.A. de C.V. (the “Offeror”) published the offer prospectus (the “Offer Prospectus”) for its public tender offer according to article 125 et seq. FMIA (the “Offer”) for all publicly held registered shares of Valora Holding Ltd. (“Valora”) with a nominal value of CHF 1.00 each (each a “Valora Share”). The offer price for each Valora Share is CHF 260 net in cash, less the gross amount of any dilutive effects in respect of the Valora Shares prior to the Settlement (as further described in the Offer Prospectus).

Terms not defined herein have the meaning assigned to such terms in the Offer Prospectus.

Provisional End Result

As of the end of the Additional Acceptance Period on September 29, 2022, 4:00 p.m. Swiss time, and based on preliminary figures, the participation of the Offeror and the persons acting in concert with the Offeror is 4,252,410 Valora Shares in aggregate, corresponding to 96.87% of the issued share capital and voting rights of Valora (participation rate). 4,234,923 Valora Shares were ten-dered into the Offer until the end of the Additional Acceptance Period, corresponding to 96.62% of all Valora Shares to which the Offer extends as of the end of the Additional Acceptance Period (success rate).

The following overview summarizes the end result based on preliminary figures:

		Share capital /
	Number of	Voting rights
	Valora Shares	(participation rate)	Success rate
Valora Shares tendered into the Offer	4,234,923	96.47%	96.62%
Valora Shares held by the Offeror and the per-	17,487	0.4%
sons acting in concert with the Offeror at the
end of the Additional Acceptance Period*
Provisional end result	4,252,410	96.87%

*	Consisting of 7,089 treasury shares held by Valora and its Subsidiaries and 10,398 Valora Shares purchased by the Offeror outside the Offer during the Additional Acceptance Period. The persons acting in concert with the Offeror (other than Valora and its Subsidiaries) held no Valora Shares as at the end of the Additional Acceptance Period.

Definitive Notice of the End Result

The end result announced in this notice is preliminary. The definitive notice of the end result is expected to be published on October 5, 2022.

Offer Restrictions

The Offer is subject to the offer restrictions as set forth in the Offer Prospectus. The Offer Pro-spectus may be obtained free of charge in German, French and English from Credit Suisse AG, Zurich (e-mail: equity.prospectus@credit-suisse.com). The Offer Prospectus and other infor-mation concerning the Offer are also available at https://femsa.gcs-web.com/valora-transaction.

Valora Holding Ltd.	Securities No.	ISIN	Ticker symbol

Registered shares not tendered (first trading line)	208 897	CH000 208 897 6	VALN

Registered shares tendered (second trading line)	120 261 659	CH120 261 659 0	VALNE

September 30, 2022

Financial Advisor and Offer Manager

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